Exhibit 17.1

December 31, 2008

M. Christine Jacobs
Chairman & CEO
Theragenics Corporation
5203 Bristol Industrial Way
Buford, GA 30518

C. David Moody
Chairman of the Theragenics Governance Committee
C. D. Moody Construction
6017 Redan Road
Lithonia, GA  30058

Re: Theragenics Board Resignation

Dear Chris and Dave:

Due to upcoming business commitments, I hereby tender my resignation as a Director of Theragenics Corporation effective December 31, 2008.

Thank you for the opportunity to serve the shareholders and the company. I wish you and the company success going forward.

Sincerely,

/s/ Luther T. Griffith

Luther T. Griffith
President, Griffith Resources, Inc.